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                 November 22, 2021

       Stephen A. Orr
       Chief Executive Officer and Director
       Gatos Silver, Inc.
       8400 E. Crescent Parkway, Suite 600
       Greenwood Village, CO 80111

                                                        Re: Gatos Silver, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 15,
2021
                                                            File No. 333-261081

       Dear Mr. Orr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Law Clerk, at 202-551-3905, or Loan Lauren Nguyen,
       Legal Branch Chief, at 202-551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Richard D. Truesdell,
Jr.